UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☐	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from January 1, 2022 to March 7, 2022

Commission File Number 001-09861

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE UNITED BANK 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

M&T BANK CORPORATION

One M&T Plaza

Buffalo, NY 14203

Financial Statements

The following financial statements are filed as a part of this annual report:

(a)	Financial Statements

1)

Financial statements of The United Bank 401(K) Plan as of March 7, 2022 and December 31, 2021 and for the period January 1, 2022 through March 7, 2022 and the year ended December 31, 2021, including the report of Pue, Chick, Leibowitz & Blezard, LLC with respect thereto.

THE UNITED BANK 401(K) PLAN

Together with the Report of Independent

Registered Public Accounting Firm

FINANCIAL STATEMENTS

For the Period January 1, 2022 through March 7, 2022

and the Year Ended December 31, 2021

THE UNITED BANK 401(K) PLAN

FINANCIAL STATEMENTS

For the Period January 1, 2022 through March 7, 2022

and the Year Ended December 31, 2021

All other schedules required by 29 CFR Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the M&T Bank Corporation Employee Benefit Plans Committee,

Plan Sponsor, and Participants of

The United Bank 401(K) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets in liquidation available for benefits of The United Bank 401(K) Plan (the Plan) as of March 7, 2022 and December 31, 2021, and the related statements of changes in net assets in liquidation available for benefits for the period from January 1, 2022 through March 7, 2022 and for the year ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets in liquidation available for benefits of the Plan as of March 7, 2022 and December 31, 2021, and the changes in its net assets in liquidation available for benefits for the period from January 1, 2022 through March 7, 2022 and for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Emphasis of Matter - Plan Termination and Use of Liquidation Basis of Accounting

As further discussed in Notes 1 and 2 to the financial statements, those charged with governance made a decision to terminate The United Bank 401(K) Plan. As a result, in accordance with accounting principles generally accepted in the United States of America, The United Bank 401(K) Plan changed its basis of accounting from the going concern basis of accounting to the liquidation basis of accounting, effective starting with the 2019 financial statement. Our opinion is not modified with respect to this matter.

/s/ Pue, Chick, Leibowitz & Blezard, LLC
Certified Public Accountants

We have served as the Plan’s auditor since 2004.

Vernon, Connecticut

August 31, 2022

THE UNITED BANK 401(K) PLAN

Statements of Net Assets in Liquidation Available for Benefits

	March 7, 2022	December 31, 2021
ASSETS
Investments (note 5):
Mutual funds (at fair value)	$—	$596
People’s United Financial, Inc. common stock (at fair value) (note 4)	—	12,300
Collective investment trusts (at net asset value)	—	4,575
Investment in trust (at contract value) (note 6)	—	2,508

Net Assets Available for Benefits	$—	$19,979

See accompanying notes and report of independent registered public accounting firm.

THE UNITED BANK 401(K) PLAN

Statements of Changes in Net Assets in Liquidation Available for Benefits

	For the Period January 1, 2022 through March 7, 2022	For the Year Ended December 31, 2021
Investment Income:
Net appreciation in fair value of investments	$1,290	$8,879,976
Dividends and interest	27	504,524

Total Additions	1,317	9,384,500

Deductions:
Distributions paid to participants	21,036	72,052,039
Fees	260	132,751

Total Deductions	21,296	72,184,790

Change in Net Assets Available for Benefits	(19,979)	(62,800,290)

Net Assets Available for Benefits:
Beginning of year	19,979	62,820,269

End of year	$—	$19,979

See accompanying notes and report of independent registered public accounting firm.

THE UNITED BANK 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE PERIOD JANUARY 1, 2022 THROUGH MARCH 7, 2022

AND THE YEAR ENDED DECEMBER 31, 2021

Note 1.	Description of the Plan

Plan Sponsor Merger – The United Bank 401(k) Plan (the “Plan”) was a defined contribution plan sponsored by People’s United Bank, N.A. (the “Bank”), a wholly-owned subsidiary of People’s United Financial, Inc. (“PUFI”). PUFI entered into a merger agreement with M&T Bank Corporation (“M&T”) on February 22, 2021. In connection with the merger, the Bank merged with and into M&T Bank, a wholly-owned subsidiary of M&T, on April 2, 2022.

Plan Termination – The United Bank Compensation Committee adopted a resolution effective October 27, 2019 to terminate the Plan. Effective with the Plan’s termination, all participants with an account balance remaining in the Plan became fully vested in all contribution sources, regardless of status or years of vested service. The Plan’s termination also ceased employee and employer contributions into the Plan. Substantially all of the Plan’s assets were distributed upon receipt of the favorable IRS determination letter on the Plan’s termination issued on September 7, 2021. All remaining assets of the Plan were distributed as of March 7, 2022.

The following description of the Plan is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

a)

General – Prior to termination, the Plan covered substantially all employees of United Bank, which was merged with and into the Bank on November 1, 2019. The Plan was subject to federal laws, such as the Employee Retirement Income Security Act (“ERISA”), the Internal Revenue Code (the “IRC”), and other applicable federal and state laws.

The Plan was a defined contribution plan qualifying as a salary reduction plan as defined in Section 401(k) of the IRC. It provided for participant-directed investments and was intended to comply with ERISA Section 404(c). The underlying Trust of the Plan was intended to be exempt from taxation under Code Section 501.

b)

Participant Accounts – Individual accounts were maintained for each Plan participant. Each participant’s account was credited with the participant’s contribution, the Bank’s matching contribution, the Bank’s discretionary contribution, if any, and charged with withdrawals and allocated gains and losses attributable to the account’s investments.

c)

Investments – Participants directed the investment of their accounts into various investment options offered by the Plan including collective investment trusts, mutual funds, investment in trust, and PUFI common stock.

d)

Payment of Benefits – Upon termination of employment for any reason, a participant could receive the vested value of his or her account as a lump-sum distribution in cash or by delivery of the number of full shares of PUFI common stock, attributable to the account plus cash for any fractional shares. The Plan assets were fully distributed as of March 7, 2022.

e)

Voting Rights – Each participant was entitled to exercise voting rights attributable to the shares allocated to their account and was notified by the Trustee prior to the time that such rights were to be exercised. Any stock for which a signed voting direction instrument was not received from the Participant, or was not subject to being received, was required to be voted by the Trustee in the same proportion as the stock for which signed voting-direction instruments were received as to the matter to be voted upon. The Trustee was required, however, to vote any unallocated shares on behalf of the collective best interest of plan participants and beneficiaries.

Note 1.	Description of the Plan - continued

f)

Dividends – Dividend income on Company stock was recorded on the ex-dividend date. Amounts received on allocated shares increased participant accounts and amounts received on unallocated shares were available for plan expenses and debt service.

Note 2.	Summary of Significant Accounting Policies

a)

Basis of Accounting – The Plan’s transactions have been reported on the liquidation basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

b)

Use of Estimates – The preparation of financial statements in conformity with U.S. GAAP requires the Plan’s management to make estimates and assumptions that affect the reported amounts of net assets available for benefits, changes therein, and disclosures. Actual results could differ from those estimates.

c)

Investment Valuation and Income Recognition – The Plan’s investments have been stated at liquidation value, which approximates fair value, except for its investment in a guaranteed investment contract, which have been valued at contract value, and its collective investment trusts, which have been valued at the net asset value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In accordance with U.S. GAAP, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Following is a description of the valuation methodologies used for assets measured at fair value.

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan were open-end mutual funds that were registered with the Securities and Exchange Commission. These funds were required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan were deemed to be actively traded.

Collective investment trusts: Valued at the net asset value (“NAV”) practical expedient as determined by using estimated fair value of the underlying assets held in the fund, as provided by the manager of the fund.

Guaranteed investment contract: Guaranteed investment contracts were valued at contract value by the trustee.

Purchases and sales of securities have been recorded on a trade-date basis. Interest income has been recorded on the accrual basis. Dividends have been recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Some management fees and operating expenses charged to the Plan for investments in common stock, mutual funds, collective investment trusts, and the guaranteed investment contract were deducted from income earned on a daily basis and were not separately reflected. Consequently, some plan expenses have been reflected as a reduction of investment return for such investments.

d)

Fully Benefit-Responsive Investment Contracts – The Plan was required to report fully benefit responsive investment contracts at contract value. Contract value is the relevant measurement attribute for fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invested in investment contracts through a Directed Trust. The Statements of Net Assets in Liquidation Available for Benefits presents the contract value of the investment in the Trust. The Statement of Changes in Net Assets in Liquidation Available for Benefits is prepared on a contract value basis.

Note 2.	Summary of Significant Accounting Policies - continued

e)	Administrative Expenses – Fees paid to the Plan’s trustee and other administrative expenses incurred in connection with the operation of the Plan were paid by the Plan participants.

f)	Payment of Benefits – Benefit payments and plan distributions to participants have been recorded when paid.

Note 3.	Administration of Plan Assets

The Principal Financial Group (the “Trustee”) served as the Plan trustee, record keeper and custodian. Financial Investment Advisors was the financial advisor of the Plan.

Certain administrative functions were performed by officers or employees of the Bank or its subsidiaries. No such officer or employee received compensation from the Plan. Certain expenses of maintaining the Plan were paid directly by the Bank and were therefore excluded from these financial statements.

Note 4.	Investments

The following table presents additional detail for the total PUFI common stock in the Plan as of December 31, 2021:

December 31, 2021
Number of Shares	690

Cost	$11,985

Market	$12,300

Note 5.	Fair Value Measurements

The following table sets forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2021.

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
December 31, 2021
Mutual Funds	$596	$—	$—	$596
Common Stock	12,300	—	—	12,300

Total investments in fair value hierarchy	$12,896	$—	$—	$12,896

Investments in collective investment trusts (1)	—	—	—	4,575
Investment in trust (2)	—	—	—	2,508

Total investments at fair value	$12,896	$—	$—	$19,979

(1)

Investments measured at NAV per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in the above table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets in Liquidation Available for Benefits.

(2)

Investments measured at contract values have not been classified in the fair value hierarchy. The amounts presented in the above table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets in Liquidation Available for Benefit.

Note 6.	Guaranteed Investment Contract

The Principal Fixed Income Guaranteed Option was a fully benefit-responsive guaranteed general-account backed group annuity contract, issued by Principal Life Insurance Company (Principal Life) to Principal Trust Company as custodian. Principal Life guaranteed interest accounts have been reported at contract value which is the aggregation of contributions, plus interest, less withdrawals and administrative expenses. A rate of interest contractually guaranteed by Principal Life was credited to participant account balances and the rate could not be less than 1%.

The Plan termination did not impact the Plan’s ability to transact at contract value and all participant balances were distributed at contract value. The balance in the Principal Fixed Income Guaranteed Option contract was $2,508 at December 31, 2021.

Note 7.	Federal Income Tax Status

The Internal Revenue Service has determined and informed the Bank by a letter dated May 26, 2017, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan was designed and operated in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan was qualified, and the related trust was tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements. In accordance with U.S. GAAP, the Plan Administrator has evaluated the Plan’s tax positions and concluded that the Plan has taken no uncertain tax positions that require adjustments to or disclosures in these financial statements. The Plan is subject to routine audits by tax authorities; however, there are currently no audits for any tax periods in progress. On September 7, 2021, the IRS issued a favorable determination letter for the termination of the Plan.

Note 8.	Related Party Transactions

The Trustee managed certain Plan investment options. Those transactions qualified as exempt party-in-interest transactions.

The Plan held common shares of People’s United Financial, Inc., the Plan sponsor. Those transactions qualified as exempt party-in-interest transactions.

Note 9.	Subsequent Events

The Trustee of the Plan has evaluated subsequent events through August 31, 2022, which represents the date that the financial statements were available to be issued.

SIGNATURE

The Plan

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE UNITED BANK 401(k) PLAN

	BY:	M&T Bank Corporation

Date: August 31, 2022	By:	/s/ Ann Marie Odrobina
	Name:	Ann Marie Odrobina
	Title:	Secretary to the Employee Benefits Plans Committee

EXHIBIT INDEX

23.	Consent of Independent Registered Public Accounting Firm